UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of Pargo, Carapeba and Vermelho fields

Rio de Janeiro, October 8, 2019 - Petróleo Brasileiro SA - Petrobras, following up on the release of 11/28/2018, reports that today it completed the sale of its interests in Pargo, Carapeba and Vermelho fields, located in shallow waters off the coast of the State of Rio de Janeiro, to Perenco Petróleo e Gás do Brasil Ltda (“Perenco”).

After all precedent conditions had been met, the operation was completed with the payment of about US$ 324 million to Petrobras, including the adjustments provided for in the contract. This value adds to the amount of US$ 74 million paid to Petrobras upon signing of the contract.

This transaction is in line with the company’s portfolio optimization and improvement of capital allocation, aiming at generating value for our shareholders.

About the assets

The Pargo field was discovered in 1975, and Carapeba and Vermelho fields in 1982, and its production began in 1988. These concessions were granted to Petrobras in 1998 in the so-called Round Zero biddings. The production system of these fields is integrated and comprises seven fixed jacket type platforms. With the closing of the transaction, Perenco becomes the operator of the fields.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 08, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer